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Executive directors: A D Murray, R Stein, P S Meiring

Non-executive directors: D M Nurek (Chairman), Prof F Abrahams, S E Abrahams, W V Cuba, K N Dhlomo, M Lewis, D M Polak, N V Simamane

Company Secretary: D Sheard
Registered office: Stanley Lewis Centre, 340 Voortrekker Road, Parow East 7500

Registration number: 1937/009504/06
Share codes: FOS – FOSP
ISIN: ZAE000031019 – ZAE000031027

Transfer secretaries: Computershare Investor Services (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg 2001

Sponsor: UBS South Africa (Proprietary) Limited

Designed by motiv   Printed by INCE

FOSCHINI
donna-claire
fashionexpress
Luella
Markham
exact!
sportscene
TotalSPORTS
DUESOUTH
AMERICAN SWISS
STERNS
MATRIX
@home
@homelivingspace
financialservices

REVIEWED PRELIMINARY CONDENSED RESULTS



for the year ended 31 march 2009

2008 JUN 22 A 4: 34

082-04044

SALIENT FEATURES

- Retail turnover up 5,5% to R8,1 billion
- Headline earnings per share up 2,3% to 559,5 cents per share
- Diluted headline earnings per share up 2,8% to 553,0 cents per share
- Significant improvement in the second half
- Final dividend of 170,0 cents per share – the same as last year
- Good performance from our retail debtors' book

SUPPL

FOSCHINI
FOSCHINI LIMITED

CONDENSED CONSOLIDATED INCOME STATEMENT

	2009 Reviewed Rm	2008 Audited Rm	% change
Revenue (note 4)	9 988,9	9 253,6	7,9
Retail turnover	8 089,6	7 668,7	5,5
Cost of turnover	(4 694,4)	(4 479,2)	
Gross profit	3 395,2	3 189,5	
Interest received (note 5)	1 300,7	1 056,4	
Dividends received	19,1	17,2	
Net trading expenses (note 6)	(2 689,5)	(2 357,6)	
Operating profit before finance charges	2 025,5	1 905,5	6,3
Interest paid	(249,8)	(120,1)	
Income from associate	–	0,9	
Profit before tax	1 775,7	1 786,3	
Income tax expense	(564,4)	(580,2)	
Profit for the year	1 211,3	1 206,1	
Attributable to:			
Equity holders of Foschini Limited	1 145,8	1 128,4	1,5
Minority interest	65,5	77,7	
Profit for the year	1 211,3	1 206,1	
Earnings per ordinary share (cents)			
Basic	559,5	547,0	2,3
Headline	559,5	547,0	2,3
Diluted (basic)	553,0	538,0	2,8
Diluted (headline)	553,0	538,0	2,8
Dividend per ordinary share (cents)			
Interim	118,0	118,0	
Final	170,0	170,0	
Total	288,0	288,0	
Dividend cover	1,9	1,9	

FG Financial Services – our retail debtors' book, which amounts to R2,7 billion, increased by 12,3% during the year. Because of our conservative approach to new account openings prior to the National Credit Act (NCA), the performance of our debtors' book continues to be satisfactory with net bad debts as a percentage of closing debtors' book increasing marginally to 8,7% from 8,3%. During this year we commenced with our offer to customers of a 12-month account as an alternative to the existing 6-month option. This has achieved positive results and since its introduction, approximately 90% of new customers have opted for the 12-month account which should positively impact our interest revenue as well as ongoing retail revenue.

RCS GROUP

The RCS Group provides a range of broader financial services to both customers of the group, as well as to customers of retailers outside the group. This group consists of two separate business units namely transactional finance and fixed term finance. The transactional finance business comprises the RCS general-purpose card and other private label card programmes. The fixed term finance business comprises RCS Personal loans. The RCS Group, which experienced a challenging first half with net bad debt costs and provisions increasing significantly in line with current market trends, had a far better performance in the second half of the year resulting in profitability for the full year being down 24,9% as opposed to 43,5% in the first half. Profit before tax for the full year reduced from R269,6 million to R202,5 million. The quality of new business written in the second half has improved and better results are expected next year. Whilst the RCS Group has significant growth potential for the future, this growth is dependent upon the availability of funding and this is currently being addressed.

Our group's shareholding in this division is 55% with the balance being held by the Standard Bank of South Africa Limited.

PROSPECTS

In line with our strategy of investing for long-term growth, we will continue to open new stores in certain of our formats that are under-represented and we anticipate opening in excess of 120 new stores in the year ahead which will increase trading space by approximately 11%.

In addition, our group supply chain initiative which commenced just over a year ago will result, over a period of time, in reduced product lead times, increased stock turns and stronger supplier relationships, ensuring our ability to be first to market with key products.

Retail turnover for the first eight weeks of the new financial year has been encouraging as the improving trend demonstrated in the second half of last year has continued. The trading environment remains challenging however, and the South African economy faces a number of risks which could impact negatively upon our business. Accordingly, costs and inventory management will remain significant focus areas.

Despite the current difficult trading climate, all our trading divisions remain in good shape and are well placed to maximise any upturn in our economy.

PREFERENCE DIVIDEND ANNOUNCEMENT

Dividend No. 145 of 3,25% (6,5 cents per share) in respect of the six months ending 30 September 2009 has been declared, payable on Monday, 28 September 2009 to holders of 6,5% preference shares recorded in the books of the company at the close of business on Friday, 25 September 2009.

The last day to trade ("cum" the dividend) in order to participate in the dividend will be Thursday, 17 September 2009. Foschini Limited preference shares will commence trading "ex" the dividend from the commencement of business on Friday, 18 September 2009 and the record date, as indicated, will be Friday, 25 September 2009.

Preference shareholders should take note that share certificates may not be dematerialised or rematerialised during the period Friday, 18 September 2009 to Friday, 25 September 2009, both dates inclusive.

FINAL ORDINARY DIVIDEND ANNOUNCEMENT

The directors have declared a final ordinary dividend of 170,0 cents per ordinary share payable on Monday, 13 July 2009 to ordinary shareholders recorded in the books of the company at the close of business on Friday, 10 July 2009.

The last day to trade ("cum" the dividend) in order to participate in the dividend will be Friday, 3 July 2009. Foschini Limited ordinary shares will commence trading "ex" the dividend from the commencement of business on Monday, 6 July 2009 and the record date, as indicated, will be Friday, 10 July 2009.

Ordinary shareholders should take note that share certificates may not be dematerialised or rematerialised during the period Monday, 6 July 2009 to Friday, 10 July 2009, both dates inclusive.

Certificated ordinary shareholders are reminded that all entitlements to dividends with a value less than R5,00 per certificated shareholder will be aggregated and the proceeds donated to a registered charity of the directors' choice, in terms of the articles of association of the company.

Signed on behalf of the Board.

D M Nurek
Chairman

A D Murray
CEO

Cape Town
28 May 2009

REVIEWED PRELIMINARY CONDENSED RESULTS
for the year ended 31 march 2009

COMMENTARY

GROUP OVERVIEW

In our last annual report we anticipated that this year would be difficult as consumers had to contend with high interest rates, high inflation and high levels of consumer debt. This proved to be correct.

In the context of the economic climate which prevailed during the year, we are pleased with this result, particularly the second half. Whilst the first half of the year produced turnover growth of 2,9% and a reduction in headline earnings of 2,7%, the second half saw a significant improvement with turnover growth of 7,8% and an increase in headline earnings of 6,1%.

For the year as a whole retail turnover increased by 5,5% to R8,1 billion. Gross margins for the period were up by 0,4% on the previous year. This was primarily due to lower markdowns flowing from Christmas trading which was above expectation. Diluted headline earnings per share increased by 2,8% to 553,0 cents, while headline earnings per share increased by 2,3% to 559,5 cents. The group's operating margin increased from 24,8% to 25,0%.

A final dividend of 170,0 cents per share has been declared. Accordingly dividends declared in respect of the full year amount to 288,0 cents per share, the same level as last year.

In line with our strategy of investing for the longer term, the group continued to grow trading space in the second half by opening a further 85 stores. 154 stores were therefore opened for the full year, whilst 8 stores were closed. At the year-end the group was trading out of 1 539 stores, with an increase in trading area of 13,9% compared to the previous year.

TRADING DIVISIONS

Trading in the first half was challenging with turnover growth of 2,9%, but the second half has shown an improvement with turnover growth of 7,8%, resulting in growth of 5,5% for the year as a whole. Retail turnover and growths in the various trading divisions were as follows:

	Number of stores	Retail turnover Rm	% change
@home	72	508,1	10,9
exact!	198	743,5	5,1
Foschini	432	3 103,5	1,1
Jewellery division	350	1 126,0	3,2
Markham	223	1 311,7	10,1
Sports division	264	1 296,8	12,6
Total	1 539	8 089,6	5,5

Whilst total same store turnover for the first half reduced by 2,5%, the second half produced positive growth of 3,0% resulting in same store turnover for the year being flat.

Product inflation averaged approximately 8% for the period.

Cash sales as a percentage of total sales increased from 36,4% to 38,2%.

Our **@home division** continued with its expansion, opening 11 stores and now has 72 stores, 7 of which are the larger @homelivingspace stores. Whilst turnover growth in the first half was 6,1%, the second half saw an improvement to 15%, aggregating to 10,9% for the year as a whole which is satisfactory in this competitive sector. Same store turnover for the year reduced by 1,3%, with the second half growing by 1,9%. What is particularly pleasing is that same store turnover in the last quarter grew by 3%.

exact! which offers stylish and affordable fashion for the modern South African family, grew its store base during the year from 182 to 198, growing turnover for the year by 5,1% and achieving same store turnover growth of 1,9%.

The **Foschini division** comprising Foschini, donna-claire, fashionexpress and Luella performed much better in the second half of the year with turnover growth of 6,3% and same store turnover growth of 2,5% compared with -4,2% and -8,8% respectively for the first half. The repositioning and turnaround of the Foschini brand is now well under way and we expect the performance of this business to continue improving. This division increased its store base by 32 stores to 432 stores.

The **Jewellery division** comprising American Swiss, Sterns and Matrix performed above expectation in the current climate with turnover growth of 3,2%, with a reduction in same store turnover of 1,4%. This division remains the dominant player in the mass middle market jewellery sector and continued to grow its market share this year. This division increased its store base by 22 stores to 350 stores.

The **Markham division** traded well with turnover growth of 10,1% and same store turnover growth of 4,0%. This division continues to benefit from the brand repositioning towards a younger and more fashionable customer that was undertaken in the past few years. Its store base increased by 22 stores to 223 stores.

The **Sports division**, trading as Totalsports, sportscene and DueSouth continues to trade well with turnover growth of 12,6% and same store turnover growth of 5,3%, maintaining its position as a market leader. This division is actively focused on leveraging World Cup 2010, where we are the partner of choice for several of the major brands. This division increased its store base by 43 stores to 264 stores.

CONDENSED CONSOLIDATED BALANCE SHEET

	2009 Reviewed Rm	2008 Audited Rm
ASSETS		
Non-current assets		
Property, plant and equipment	981,3	847,4
Goodwill and intangible assets	43,2	30,8
Preference share investment	200,0	200,0
Investment in associate	–	5,0
Staff housing loans	1,2	1,3
Private label card receivables	433,3	253,0
Loan receivables	886,4	567,3
Participation in export partnerships	87,8	92,5
Deferred taxation asset	160,5	174,5
	2 793,7	2 171,8
Current assets		
Inventory (note 7)	1 524,9	1 290,0
Trade receivables – retail	2 746,3	2 445,6
Private label card receivables	1 051,1	815,3
Other receivables and prepayments	143,1	131,4
Loan receivables	101,8	148,9
Participation in export partnerships	6,9	8,0
Cash	296,2	169,5
	5 870,3	5 008,7
Total assets	8 664,0	7 180,5
EQUITY AND LIABILITIES		
Equity attributable to equity holders of Foschini Limited	4 496,3	3 845,2
Minority interest	359,2	290,9
Total equity	4 855,5	4 136,1
Non-current liabilities		
Interest-bearing debt	937,4	172,2
Minority interest loans	783,2	495,2
Operating lease liability	128,3	128,7
Deferred taxation liability	149,9	156,5
Post-retirement defined benefit plan	84,1	84,1
	2 082,9	1 036,7
Current liabilities		
Interest-bearing debt	402,5	1 201,0
Trade and other payables (note 8)	1 252,5	741,8
Taxation payable	70,6	64,9
	1 725,6	2 007,7
Total liabilities	3 808,5	3 044,4
Total equity and liabilities	8 664,0	7 180,5

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	2009 Reviewed Rm	2008 Audited Rm
Cash flows from operating activities		
Operating profit before working capital changes (note 9)	945,7	1 074,2
Increase in working capital	(34,2)	(568,3)
Cash generated by operations	911,5	505,9
Increase in private label card receivables	(248,5)	(241,6)
(Increase) decrease in loan receivables	(272,0)	150,3
Interest received	1 300,7	1 056,4
Interest paid	(249,8)	(120,1)
Taxation paid	(551,3)	(735,1)
Dividends received	19,1	17,2
Dividends paid	(589,8)	(677,4)
Net cash inflows (outflows) from operating activities	319,9	(44,4)
Cash flows from investing activities		
Purchase of property, plant and equipment	(370,6)	(274,4)
Proceeds from sale of property, plant and equipment	3,7	6,4
Acquisition of client list	(0,2)	(1,8)
Investment in associate	–	(6,1)
Acquisition of Massdiscounters receivables book	(175,0)	–
Decrease in participation in export partnerships	5,8	10,6
Decrease in staff housing loans	0,1	1,6
Proceeds on dilution of interest in subsidiary	–	211,5
Net cash outflows from investing activities	(536,2)	(52,2)
Cash flows from financing activities		
Shares purchased by share trust and subsidiary	–	(760,4)
Proceeds on delivery of shares by share trust	88,3	109,5
Increase in minority interest loans	288,0	105,5
(Decrease) increase in interest-bearing debt	(33,3)	609,2
Net cash inflows from financing activities	343,0	63,8
Net increase (decrease) in cash during the year	126,7	(32,8)
Cash at the beginning of the year	169,5	202,3
Cash at the end of the year	296,2	169,5

	2009 Reviewed Rm	2008 Audited Rm
6 Net trading expenses		
Depreciation and amortisation	(231,1)	(204,7)
Employee costs: normal	(1 180,3)	(1 053,9)
Employee costs: bonuses and restraint payments	(16,0)	(35,4)
Employee costs: share-based payments	(25,7)	(30,7)
Store occupancy costs: normal	(676,2)	(575,8)
Store occupancy costs: operating lease liability adjustment	0,4	(7,7)
Net bad debt and provision movement – retail	(261,5)	(217,2)
Net bad debt and provision movement – RCS Group	(317,1)	(253,7)
Other operating costs	(561,5)	(489,8)
Other revenue	579,5	511,3
	(2 689,5)	(2 357,6)
7 Inventory		
Merchandise	1 433,0	1 227,5
Raw materials	55,2	32,8
Goods in transit	12,9	10,0
Shopfitting stock	18,1	15,1
Consumables	5,7	4,6
	1 524,9	1 290,0

8 Trade and other payables

In the 2008 financial year, March month-end trade creditors amounting to R289,7 million were paid prior to the year-end, whilst those in respect of the current year amounting to R310,9 million were paid after the year-end.

	2009 Reviewed Rm	2008 Audited Rm
9 Operating profit before working capital changes		
Operating profit before finance charges	2 025,5	1 905,5
Interest received	(1 300,7)	(1 056,4)
Dividends received	(19,1)	(17,2)
Non-cash items	240,0	242,3
Operating profit before working capital changes	945,7	1 074,2

10 Reclassifications

In order to provide increased disclosure, the following reclassifications have been made:

1. Cash balances of R106,1 million in 2008 previously set off against interest-bearing debt, are now separately disclosed.
2. Minority interest loans previously included in interest-bearing debt are now separately disclosed.
3. Certain receivables totalling R30,7 million in 2008 previously included in other receivables, are now included in trade receivables.

These changes have no impact on overall equity, net assets or profitability.

NOTES

The condensed consolidated results of Foschini Limited for the year ended 31 March 2009 have been reviewed by the company's auditors, KPMG Inc. Their unqualified review report is available at the company's registered office.

1 The reviewed preliminary results for the year ended 31 March 2009 have been prepared in accordance with the presentation and disclosure requirements of IAS 34 Interim Financial Reporting, using the group's accounting policies, that are in line with the measurement and recognition principles of International Financial Reporting Standards (IFRS) and have been consistently applied to prior periods.

2 These financial statements incorporate the financial statements of the company, all its subsidiaries and all entities over which it has operational and financial control.

3 Included in share capital are 24,0 (2008: 24,0) million shares which are owned by a subsidiary of the company, and 9,1 (2008: 11,9) million shares which are owned by the share incentive trust. These have been eliminated on consolidation.

		2009 Reviewed Rm	2008 Audited Rm
4	**Revenue**		
	Retail turnover	**8 089,6**	7 668,7
	Interest received (refer note 5)	**1 300,7**	1 056,4
	Dividends received – retail	**19,1**	17,2
	Merchant's commission – RCS Group	**36,7**	39,7
	Club income – retail	**169,6**	175,6
	Club income – RCS Group	**6,0**	5,5
	Customer charges income – retail	**18,9**	16,5
	Customer charges income – RCS Group	**136,2**	99,1
	Insurance income – retail	**99,5**	80,0
	Insurance income – RCS Group	**75,3**	66,0
	Cellular income – one2one airtime product	**29,8**	22,6
	Sundry income – retail	**7,5**	6,3
		9 988,9	9 253,6
5	**Interest received**		
	Trade receivables – retail	**526,1**	385,5
	Loan receivables	**307,6**	314,7
	Private label card receivables	**449,2**	347,9
	Sundry – RCS Group	**8,2**	1,1
	Sundry – retail	**9,6**	7,2
		1 300,7	1 056,4

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity holders of Foschini Limited Rm	Minority interest Rm	Total equity Rm
Equity at 31 March 2007	3 823,6	181,3	4 004,9
Profit for the year	1 128,4	77,7	1 206,1
Change in degree of control	–	119,4	119,4
Investment in associate	–	(2,7)	(2,7)
Profit on dilution of interest in subsidiary	92,1	–	92,1
Share-based payments reserve movements	30,7	–	30,7
Insurance cell reserves movements	1,5	–	1,5
Dividends paid	(592,6)	(84,8)	(677,4)
Proceeds on delivery of shares by share trust	109,5	–	109,5
Shares purchased by share trust and subsidiary	(760,4)	–	(760,4)
Effective portion of changes in fair value of cash flow hedges	12,4	–	12,4
Equity at 31 March 2008	3 845,2	290,9	4 136,1
Profit for the year	1 145,8	65,5	1 211,3
Change in degree of control	–	3,4	3,4
Share-based payments reserve movements	25,7	–	25,7
Dividends paid	(589,2)	(0,6)	(589,8)
Proceeds on delivery of shares by share trust	88,3	–	88,3
Effective portion of changes in fair value of cash flow hedges	(19,5)	–	(19,5)
Equity at 31 March 2009	**4 496,3**	**359,2**	**4 855,5**

SUPPLEMENTARY INFORMATION

	2009 Reviewed	2008 Audited
Net ordinary shares in issue (millions)	**207,3**	204,6
Weighted average ordinary shares in issue (millions)	**204,8**	206,3
Tangible net asset value per ordinary share (cents)	**2 148,1**	1 862,7

REVIEWED PRELIMINARY CONDENSED RESULTS
for the year ended 31 march 2009

GROUP SEGMENTAL ANALYSIS

	RCS Group		Retail		Consolidated	
	2009 Reviewed Rm	2008 Audited Rm	**2009 Reviewed Rm**	2008 Audited Rm	**2009 Reviewed Rm**	2008 Audited Rm
REVENUE*						
External	**1 020,1**	874,2	**8 968,8**	8 379,4	**9 988,9**	9 253,6
Inter-segment	**–**	–	**–**	–	**–**	–
Total revenue	**1 020,1**	874,2	**8 968,8**	8 379,4	**9 988,9**	9 253,6
SEGMENT RESULT						
Operating profit before finance charges	**397,3**	386,7	**1 628,2**	1 518,8	**2 025,5**	1 905,5
External interest	**(91,3)**	(51,8)	**(158,5)**	(68,3)	**(249,8)**	(120,1)
Inter-segment interest	**(103,5)**	(65,3)	**103,5**	65,3	**–**	–
Interest paid	**(194,8)**	(117,1)	**(55,0)**	(3,0)	**(249,8)**	(120,1)
Profit before tax and income from associate	**202,5**	269,6	**1 573,2**	1 515,8	**1 775,7**	1 785,4
* Includes retail turnover, interest received and other income						
SEGMENT ASSETS						
Non-current assets	**2 009,2**	871,0	**1 241,8**	1 126,3	**3 251,0**	1 997,3
Current assets	**623,4**	1 004,6	**4 629,1**	3 898,0	**5 252,5**	4 902,6
Inter-segment assets (liabilities)	**12,9**	12,9	**(12,9)**	(12,9)	**–**	–
Total assets	**2 645,5**	1 888,5	**5 858,0**	5 011,4	**8 503,5**	6 899,9
SEGMENT LIABILITIES						
Non-current liabilities	**781,5**	495,7	**1 151,5**	278,4	**1 933,0**	774,1
Current liabilities	**161,8**	120,9	**1 493,2**	1 821,9	**1 655,0**	1 942,8
Inter-segment liabilities (assets)	**918,6**	665,9	**(918,6)**	(665,9)	**–**	–
Total liabilities	**1 861,9**	1 282,5	**1 726,1**	1 434,4	**3 588,0**	2 716,9
SEGMENT INFORMATION						
Capital expenditure	**19,1**	27,1	**351,5**	247,3	**370,6**	274,4
Depreciation and amortisation	**13,5**	13,1	**217,6**	191,6	**231,1**	204,7

All retail divisions within the group operate in an established retail market and are therefore considered to be subject to similar risks and rewards.

